Exhibit 99.6

AMENDMENT NO. 1 TO CREDIT AND SECURITY AGREEMENT

THIS AMENDMENT NO. 1 TO CREDIT AND SECURITY AGREEMENT (this “Amendment”) is made as of October 29, 2021 and effective as of October 1, 2021, by and among GREENBROOK TMS INC., an Ontario corporation (“Parent”), TMS NEUROHEALTH CENTERS INC., a Delaware corporation (the "Company" and collectively with each other Person that becomes a Borrower under the Credit Agreement referred to below, “Borrowers” and each a "Borrower"), each other Person party hereto as a Guarantor, OXFORD FINANCE LLC, a Delaware limited liability company, as agent ("Agent"), and the Lenders party hereto.

BACKGROUND

A.            The Credit Parties party thereto, Agent and Lenders are parties to a certain Credit and Security Agreement dated as of December 31, 2020 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") pursuant to which Borrowers established certain financing arrangements with Agent and Lenders. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

B.            The Credit Parties have requested that Agent and Lenders make, and Agent and the Lenders party hereto are willing to make, certain amendments to the Credit Agreement, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in connection with the foregoing, and in consideration of the mutual agreements, provisions and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.              Amendments. Subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows,

(a)            Section 1.1 of the Credit Agreement is hereby amended by amending and restating clause (d) of the definition of "Permitted Indebtedness" in its entirety as follows:

“(d)         the Achieve TMS Earn-Out and the “Achieve East Earn-Out;”

(b)            Section 1.1 of the Credit Agreement is hereby further amended by adding the following definitions in appropriate alphabetical order:

"Achieve East Earn-Out" means the Earn-Out Payment (as defined in the Achieve East Purchase Agreement), as in effect on the First Amendment Effective Date.

"Achieve East Purchase Agreement" means that certain Membership Interest Purchase Agreement, dated as of September 21, 2021, by and among Borrower, Achieve TMS East, LLC, Achieve TMS Central, LLC, and the sellers named therein.

"First Amendment Effective Date" means October 1, 2021.

(c)            Section 10.6 of the Credit Agreement is hereby amended by amending and restating clause (h) thereof in its entirety as follows:

"(h)          that constitute payments in respect of the Achieve TMS Earn-Out and the Achieve East Earn-Out, solely to the extent such payments are permitted to be made under any applicable Subordination Agreement or other applicable subordination provisions, and so long as, (x) no Default or Event of Default exists or would result from the payment thereof, and (y) after giving effect to such payment, Qualified Cash shall not be less than $6,000,000."

(d)            Schedules 7.2 (Perfection Certificate), 7.4 (Material Contracts), 10.7 (Investments), and 10.8 (Related Party Transactions) are amended and restated in their entirety as set forth on Exhibit A attached hereto.

2.              Representations and Warranties. Each Credit Party hereby represents and warrants to Agent and Lenders that, immediately before and immediately after giving effect to this Amendment:

(a)            all representations and warranties of the Credit Parties contained in the Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of the date hereof (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date);

(b)            the execution, delivery and performance of this Amendment has been duly authorized by all requisite organizational action on the part of each Credit Party;

(c)            no Default or Event of Default has occurred and is continuing.

3.              Effectiveness Conditions. The effectiveness of Section 1 of this Amendment is subject to the following conditions precedent:

(a)            Agent shall have received a fully executed copy of this Amendment; and

(b)            the representations and warranties set forth in Section 2 of this Amendment, shall be true and correct as of the date hereof.

4.              Acknowledgment of Guarantors. By execution of this Amendment, each of the Guarantors, pursuant to the terms of the Guaranty Agreements, hereby accepts and acknowledges the terms and conditions of this Amendment. Each Guarantor hereby covenants and agrees that such Guaranty Agreement remains unchanged and in full force and effect and continues to cover the existing and future Obligations of Borrowers to Agent and Lenders.

5.              Ratification of Loan Documents. Except as otherwise expressly set forth herein, all of the terms and conditions of the Credit Agreement and the Loan Documents are hereby ratified and confirmed and continue unchanged and in full force and effect. All references to the Credit Agreement means the Credit Agreement as modified by this Amendment.

6.              Miscellaneous.

(a)            The headings of any paragraph of this Amendment are for convenience only and shall not be used to interpret any provision hereof.

(b)            This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Execution and delivery by facsimile shall bind the undersigned.

(c)            THE VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. EACH CREDIT PARTY, EACH LENDER AND AGENT HEREBY CONSENTS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY (BOROUGH OF MANHATTAN) OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK AND IRREVOCABLY AGREES THAT, SUBJECT TO AGENT'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AMENDMENT SHALL BE LITIGATED IN SUCH COURTS.

(d)            EACH BORROWER, AGENT AND EACH LENDER, BY ITS EXECUTION OR ACCEPTANCE OF THIS AMENDMENT, REAFFIRMS ITS WAIVER OF THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATED TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS OR THE COLLATERAL, AS MORE PARTICULARLY SET FORTH IN THE PROVISIONS OF SECTION 14.6 OF THE CREDIT AGREEMENT, WHICH PROVISIONS ARE HEREBY INCORPORATED HEREIN BY REFERENCE, MUTATIS MUTANDIS.

[SIGNATURE PAGES FOLLOW]

BORROWER:	TMS NEUROHEALTH CENTERS INC.

	By:	/s/ William Leonard
	Name:	William Leonard
	Title:	President

PARENT:	GREENBROOK TMS INC.

	By:	/s/ William Leonard
	Name:	William Leonard
	Title:	President

Signature Page to Amendment No. 1 to Credit and Security Agreement

GUARANTORS:

ACHIEVE TMS ALASKA, LLC

ACHIEVE TMS CENTERS, LLC

GREENBROOK TMS ARLINGTON LLC

GREENBROOK TMS AUSTIN CENTRAL LLC

GREENBROOK TMS AUSTIN NORTH LLC

GREENBROOK TMS BEL AIR LLC

GREENBROOK TMS BLOOMFIELD HILLS LLC

GREENBROOK TMS CARY LLC

GREENBROOK TMS CENTRAL FLORIDA LLC

GREENBROOK TMS CHAPEL HILL LLC

GREENBROOK TMS CHARLOTTE LLC

GREENBROOK TMS CHRISTIANSBURG LLC

GREENBROOK TMS CLEARWATER LLC

GREENBROOK TMS CLEVELAND LLC

GREENBROOK TMS CONNECTICUT LLC

GREENBROOK TMS DURHAM LLC

GREENBROOK TMS EASTERN CONNECTICUT LLC

GREENBROOK TMS EASTERN SHORE, LLC

GREENBROOK TMS EASTON LLC

GREENBROOK TMS FAIRFAX LLC

GREENBROOK TMS FAYETTEVILLE LLC

GREENBROOK TMS FORT BEND LLC

GREENBROOK TMS FREDERICKSBURG LLC

GREENBROOK TMS GREENSBORO LLC

GREENBROOK TMS GREENVILLE LLC

GREENBROOK TMS HOUSTON LLC

GREENBROOK TMS HUNT VALLEY LLC

GREENBROOK TMS LYNCHBURG LLC

GREENBROOK TMS MECHANICSVILLE LLC

GREENBROOK TMS MICHIGAN LLC

GREENBROOK TMS MIDLOTHIAN LLC

GREENBROOK TMS MOORESVILLE LLC

GREENBROOK TMS NEWARK LLC

GREENBROOK TMS NEWPORT NEWS, LLC

GREENBROOK TMS NORTH DETROIT LLC

	By:	/s/ William Leonard
	Name:	William Leonard
	Title:	President

Signature Page to Amendment No. 1 to Credit and Security Agreement

GREENBROOK TMS NORTH RALEIGH LLC

GREENBROOK TMS ROANOKE LLC

GREENBROOK TMS SOUTH CAROLINA LLC

GREENBROOK TMS SOUTHERN ILLINOIS LLC

GREENBROOK TMS SOUTHERN MARYLAND LLC

GREENBROOK TMS ST. LOUIS LLC

GREENBROOK TMS ST. PETERSBURG LLC

GREENBROOK TMS SUFFOLK LLC

GREENBROOK TMS TAMPA LLC

GREENBROOK TMS TOWSON, LLC

GREENBROOK TMS WEST HARTFORD LLC

GREENBROOK TMS WILMINGTON LLC

GREENBROOK TMS WINSTON-SALEM LLC

TMS CENTER OF ALASKA, LLC

TMS NEUROHEALTH CENTERS ANNAPOLIS, LLC

TMS NEUROHEALTH CENTERS ASHBURN, LLC

TMS NEUROHEALTH CENTERS CHARLOTTESVILLE, LLC

TMS NEUROHEALTH CENTERS COLUMBIA, LLC

TMS NEUROHEALTH CENTERS FREDERICK, LLC

TMS NEUROHEALTH CENTERS GLEN BURNIE, LLC

TMS NEUROHEALTH CENTERS GREENBELT, LLC

TMS NEUROHEALTH CENTERS KENSINGTON LLC

TMS NEUROHEALTH CENTERS OWINGS MILLS, LLC

TMS NEUROHEALTH CENTERS RESTON, LLC

TMS NEUROHEALTH CENTERS RICHMOND, LLC

TMS NEUROHEALTH CENTERS ROCKVILLE LLC

TMS NEUROHEALTH CENTERS SERVICES, LLC

TMS NEUROHEALTH CENTERS TYSONS CORNER, LLC

TMS NEUROHEALTH CENTERS VIRGINIA BEACH, LLC

TMS NEUROHEALTH CENTERS WOODBRIDGE, LLC

By:	/s/ William Leonard
Name:	William Leonard
Title:	President

Signature Page to Amendment No. 1 to Credit and Security Agreement

AGENT:	OXFORD FINANCE LLC, as Agent and as a Lender

	By:	/s/ Colette H. Featherly
	Name:	Colette H. Featherly
	Title:	Senior Vice President

LENDERS:	OXFORD FINANCE FUNDING XIII, LLC, as a Lender

	By:	/s/ Colette H. Featherly
	Name:	Colette H. Featherly
	Title:	Secretary

OXFORD FINANCE FUNDING XV, LLC, as a Lender

	By:	/s/ Colette H. Featherly
	Name:	Colette H. Featherly
	Title:	Secretary

Signature Page to Amendment No. 1 to Credit and Security Agreement

EXHIBIT A

Amended and Restated Schedules 7.2, 7.4 10.7 and 10.8

See attached.

Schedule 7.2 – Perfection Certificate

[Redacted: Commercially Sensitive Information]

Schedule 7.4 – Material Contracts

1.	Master Services Agreement, dated October 1, 2018, by and among TMS NeuroHealth Centers Inc. and AthenaHealth Inc.;

2.	Master Subscription Agreement, dated June 14, 2016, by and between TMS NeuroHealth Centers Inc. and salesforce.com, inc.;

3.	[Redacted: Commercially Sensitive Information]

4.	[Redacted: Commercially Sensitive Information]

5.	[Redacted: Commercially Sensitive Information]

6.	[Redacted: Commercially Sensitive Information]

7.	[Redacted: Commercially Sensitive Information]

8.	[Redacted: Commercially Sensitive Information]

9.	[Redacted: Commercially Sensitive Information]

10.	[Redacted: Commercially Sensitive Information]

11.	[Redacted: Commercially Sensitive Information]

12.	Resale Registration Rights Agreement, dated June 14, 2021, by and between Greenbrook TMS Inc. and the Purchasers named therein.

13.	Investor Rights Agreement, dated June 14, 2021, by and between Greenbrook TMS Inc., 1315 Capital II, LP, Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership and MSS GB SPV LP.

Schedule 10.7 – Investments

Borrower	Lender	Description and Value of Security / Instrument
[Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc.	Promissory note issued to [Redacted: Commercially Sensitive Information] $100,000

Person	Record Owner	Number of Shares/Interests
TMS NeuroHealth Centers Inc.	Greenbrook TMS Inc.	100%
TMS Neurohealth Centers Services, LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Rockville LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 51% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Kensington LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Frederick LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 75% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Greenbelt, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 75% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Hunt Valley LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Glen Burnie, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Columbia, LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Annapolis, LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Owings Mills, LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Wilmington LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Bel Air LLC	TMS NeuroHealth Centers Inc.	100%

Person	Record Owner	Number of Shares/Interests
Greenbrook TMS Easton LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Newark LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Southern Maryland LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Eastern Shore, LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Towson, LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Tysons Corner, LLC	TMS NeuroHealth Centers Inc.	100%
TMS NeuroHealth Centers Reston, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 51% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Ashburn, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 51% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Woodbridge, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Fairfax LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 60% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Arlington LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Richmond, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 65% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Charlottesville, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 65% [Redacted: Commercially Sensitive Information]
TMS NeuroHealth Centers Virginia Beach, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]

Person	Record Owner	Number of Shares/Interests
Greenbrook TMS Newport News LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 75% [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]
Greenbrook TMS Midlothian LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]
Greenbrook TMS Fredericksburg LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Suffolk LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Roanoke LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Lynchburg LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Christiansburg, LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Mechanicsville LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Cary LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 75% [Redacted: Commercially Sensitive Information]
Greenbrook TMS North Raleigh LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 75% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Chapel Hill LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 90% [Redacted: Commercially Sensitive Information]

Person	Record Owner	Number of Shares/Interests
Greenbrook TMS Greensboro LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 70% [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]
Greenbrook TMS Durham LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Winston- Salem LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Fayetteville LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Charlotte LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Mooresville LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS South Carolina LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 90% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Greenville LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS St. Louis LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]
Greenbrook TMS Southern Illinois LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Austin Central LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Austin North LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Houston LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]

Person	Record Owner	Number of Shares/Interests
Greenbrook TMS Fort Bend LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Connecticut LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS West Hartford LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 85% [Redacted: Commercially Sensitive Information] [Redacted: Commercially Sensitive Information]
Greenbrook TMS Eastern Connecticut LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Clearwater LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS St. Petersburg LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 90% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Tampa LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 80% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Central Florida LLC	TMS NeuroHealth Centers Inc.	100%
Greenbrook TMS Cleveland LLC

Class A Shares

TMS NeuroHealth Centers Inc.

[Redacted: Commercially Sensitive Information]

[Redacted: Commercially Sensitive Information]

Class B Shares

TMS NeuroHealth Centers Inc.

[Redacted: Commercially Sensitive Information]

[Redacted: Commercially Sensitive Information]

Class A Shares

TMS NeuroHealth Centers Inc. – 88.24%

[Redacted: Commercially Sensitive Information]

[Redacted: Commercially Sensitive Information]

Class B Shares

TMS NeuroHealth Centers Inc. – 85.73%

[Redacted: Commercially Sensitive Information]

[Redacted: Commercially Sensitive Information]

Greenbrook TMS North Detroit LLC	TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	TMS NeuroHealth Centers Inc. – 90% [Redacted: Commercially Sensitive Information]

Person	Record Owner	Number of Shares/Interests
Greenbrook TMS Michigan LLC	Class A Shares TMS NeuroHealth Centers Inc. Class B Shares TMS NeuroHealth Centers Inc. [Redacted: Commercially Sensitive Information]	Class A Shares TMS NeuroHealth Centers Inc. – 100% Class B Shares TMS NeuroHealth Centers Inc. – 85% [Redacted: Commercially Sensitive Information]
Greenbrook TMS Bloomfield Hills LLC	TMS NeuroHealth Centers Inc.	100%
Achieve TMS Centers, LLC	TMS NeuroHealth Centers Inc.	100%
Achieve TMS Alaska, LLC	TMS NeuroHealth Centers Inc.	100%
TMS Center of Alaska, LLC	Achieve TMS Alaska, LLC	100%
Achieve TMS East, LLC	TMS NeuroHealth Centers Inc.	100%
Achieve TMS Central, LLC	TMS NeuroHealth Centers Inc.	100%

Schedule 10.8 – Related Party Transactions

1.	Resale Registration Rights Agreement, dated June 14, 2021, by and between Greenbrook TMS Inc. and the Purchasers named therein.

2.	Investor Rights Agreement, dated June 14, 2021, by and between Greenbrook TMS Inc., 1315 Capital II, LP, Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership and MSS GB SPV LP.

3.	License Agreement, dated February 10, 2021, by and between Greenbrook TMS Inc. and Greybrook Capital Inc.